SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K



02041292



Report of a Foreign Issuer pursuant to Rules 13a-16 and 15d-16 under the Securities Exchange Act of 1934.

P.E.
6-10-02

Exact name of registrant as specified in its charter :

Scottish Power plc

Jurisdiction of organisation :

The United Kingdom

Address of principal executive offices :

Corporate Office, 1 Atlantic Quay, Glasgow, G2 8SP

Telephone : international 011 44 141 248 8200

Facsimile : international 011 44 141 566 4680

Commission File Number :

1-14676

Date : 10 June 2002



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Scottish Power plc

By :   ALAN McCULLOCH
       Assistant Secretary

Date of signing : 21 May 2002

RNS Number:2661W
Scottish Power PLC
22 May 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Philip J. Carroll Jr

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial
interest or in the case of an individual holder if it is a holding of that
person's spouse or children under the age of 18 or in respect of a
non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Philip J. Carroll Jr, Charlene P. Carroll TTEE, U/A/D 10/19/00 FBO Carroll
Living Trust

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

Philip J. Carroll and Charlene P Carroll

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of ScottishPower ADSs

7) Number of shares/amount of
stock acquired

4,000 Ordinary Shares (1,000 ADSs)

8) Percentage of issued class

0.0002%

9) Number of shares/amount
of stock disposed

n/a
10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

Total consideration US$6.085 per ordinary share ($23.34 per ADS)

13) Date of transaction

9 May 2002

14) Date company informed

22 May 2002

15) Total holding following this notification

4,000 Ordinary Shares

16) Total percentage holding of issued class following this notification

0.0002%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification
n/a

23) Any additional information

n/a

24) Name of contact and telephone number for queries

Alan McCulloch

0141 566 4683

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 22 May 2002

END

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Wednesday, 22 May 2002 10:23:31
ENDS [nRNSV2661W]